For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

1827785

Ministry of Government Services / **Ministère des Services gouvernementaux**
Ontario

CERTIFICATE / CERTIFICAT

This is to certify that these articles are effective on
Ceci certifie que les présents statuts entrent en vigueur le

DECEMBER 0 9 DÉCEMBRE, 2011

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Form 6
Business Corporations Act

Formule 6
Loi sur les sociétés par actions

ARTICLES OF CONTINUANCE
STATUTS DE MAINTIEN

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la société : (Écrire en LETTRES MAJUSCULES SEULEMENT) :

QUANTITATIVE ALPHA TRADING INC.

2. The corporation is to be continued under the name (if different from 1):
Nouvelle dénomination sociale de la société (si elle différente de celle inscrite ci-dessus) :

3. Name of jurisdiction the corporation is leaving: / *Nom du territoire (province ou territoire, État ou pays) que quitte la société :*

British Columbia
Name of jurisdiction / *Nom du territoire*

4. Date of incorporation/amalgamation: / *Date de la constitution ou de la fusion :*

September 15, 1987
Year, Month, Année / *année, mois, jour*

5. The address of the registered office is: / *Adresse du siège social en :*

40 Village Centre Place, Suite 300, Mississauga
Street & Number or R.R. Number & if Multi-Office Building give Room No.
Rue et numéro ou numéro de la R.R. et, s'il s'agit d'un édifice à bureaux, numéro du bureau

the Regional Municipality of Peel — ONTARIO — L4Z 1V9
Name of Municipality or Post Office / Nom de la municipalité ou du bureau de poste — Postal Code/*Code postal*

DM_Tor #4518811
07171E (06/2007)

6. Number of directors is/are: *Nombre d'administrateurs :*

Fixed number *Nombre fixe*		**OR** minimum and maximum **OU** *minimum et maximum*		
			3	11

7. The director(s) is/are: / Administrateur(s) :

First name, middle names and surname *Prénom, autres prénoms et nom de famille*	Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code *Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal*	Resident Canadian State 'Yes' or 'No' *Résident canadien Oui/Non*
W. Alfred Apps	333 Bay Street, Suite 2400 Toronto, Ontario Canada M5H 2T6	Yes
Alex Bogdan	40 Village Centre Place, Suite 300 Mississauga, Ontario Canada L4Z 1V9	Yes
Ben Chesir	40 Village Centre Place, Suite 300 Mississauga, Ontario Canada L4Z 1V9	Yes
John Gibson	40 Village Centre Place, Suite 300 Mississauga, Ontario Canada L4Z 1V9	Yes
Todd Halpern	40 Village Centre Place, Suite 300 Mississauga, Ontario Canada L4Z 1V9	Yes
James McGovern	40 Village Centre Place, Suite 300 Mississauga, Ontario Canada L4Z 1V9	Yes
see page 2A attached for additional directors		

8. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.
Limites, s'il y a lieu, imposées aux activités commerciales ou aux pourvoirs de la société.

There are no restrictions on the business the Corporation may carry on or on the powers the Corporation may exercise.

7. The director(s) is/are: / Administrateur(s) :

First name, middle names and Surname *Prénom, autres prénoms et nom de famille*	Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code *Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal*	Resident Canadian State 'Yes' or 'No' *Résident canadien Oui/Non*
Edward Milstein	40 Village Centre Place, Suite 300 Mississauga, Ontario Canada L4Z 1V9	Yes
Simon Posen	One North End Avenue, Suite 1117 New York, New York U.S.A. 10282	No
Alan Ralph	40 Village Centre Place, Suite 300 Mississauga, Ontario Canada L4Z 1V9	Yes
Richard Schaeffer	400 Chambers Street, #25D New York, New York U.S.A. 10281	No

9. The classes and any maximum number of shares that the corporation is authorized to issue:
Catégories et nombre maximal, s'il y a lieu, d'actions que la société est autorisée à émettre :

The Corporation is authorized to issue an unlimited number of common shares, an unlimited number of Class B Preferred shares, issuable in series and 5,250,000 Class B Preferred Series 1 shares.

10. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:
Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série :

see pages 4A to 4G attached.

10. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:
Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série:

ARTICLE 1
COMMON SHARES

1.1 Voting

The holders of the common shares shall be entitled to one vote for each common share held at all meetings of shareholders of the Corporation, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series.

1.2 Dividends

Subject to the prior rights of the holders of the Class B Preferred Series 1 shares and of the holders of the shares of any other class ranking senior to the common shares, the holders of the common shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the directors of the Corporation out of moneys of the Corporation properly applicable to the payment of dividends, such non-cumulative dividends as the directors may from time to time declare.

1.3 Liquidation Distribution

In the event of the liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary, or other distribution of its assets, subject to the prior rights of the holders of the Class B Preferred Series 1 shares and the holders of the shares of any other class ranking senior to the common shares, the holders of the common shares shall be entitled to receive all remaining property and assets of the Corporation.

ARTICLE 2
CLASS B PREFERRED SHARES

The Class B Preferred shares (the "**Class B Shares**") may be issued from time to time in one or more series and shall as a class have attached thereto the following rights, privileges, restrictions and conditions:

2.1 Issuable in Series

The directors, by resolution duly passed before the issuance of Class B Shares of the series to which the resolution relates, may, subject to the *Business Corporations Act* (the "**Act**"), do any one or more of the following:

(i) determine the maximum number of shares of any of those series of Class B Shares that the Corporation is authorized to issue, determine that there is no maximum number or change any such determination previously made;

(ii) create an identifying name by which the shares of any of those series of Class B Shares may be identified or change any identifying name previously created; and

(iii) determine the rights, privileges, restrictions and conditions attaching to the shares of any of those series of Class B Shares or change any such rights, privileges, restrictions and conditions including, without limitation: (A) the rate, amount or method of calculation of dividends and whether the same are subject to adjustments; (B) whether such dividends are cumulative, partly cumulative or non-cumulative; (C) the dates, manner and currency of payments of dividends and the date from which they accrue or become payable; (D) if redeemable or purchasable (whether at the option of the Corporation or holder or otherwise), the redemption or purchase prices and currencies thereof and terms and conditions of redemption or purchase, with or without provision for sinking or similar funds; (E) the voting rights, if any; (F) any conversion, exchange or reclassification rights; and (G) any other terms not inconsistent with these provisions;

the whole to be subject to the endorsement by the Director appointed under the Act of a certificate of amendment of articles or such other document as may be prescribed by law.

2.2 Dividends

The holders of Class B Shares as a class shall, in preference to the holders of the common shares, be entitled to receive dividends. The holders of the Class B Shares of any series shall also be entitled to such other preference, not inconsistent with these provisions, over the holders of the common shares and the shares of any other class ranking junior to the Class B Shares as may be fixed in accordance with Article 2.1

2.3 Priority on Dissolution

Unless specifically subordinated in priority by the rights, privileges, restrictions and conditions attached to any particular series of Class B Shares, the holders of the Class B Shares as a class shall be entitled, on the distribution of the assets of the Corporation on the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or on any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, to receive in priority before any distribution shall be made to holders of the common shares or any other shares of the Corporation ranking junior to the Class B Shares with respect to repayment of capital, the amount paid up with respect to each Class B Share held by each of them respectively, together with the premium (if any) payable respectively on redemption of each such series of Class B Shares and all accrued and unpaid dividends (if any) which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution. After payment to the holders of Class B Shares of the amounts so payable to them, such holders shall not be entitled to share in any further distribution

of the property or assets of the Corporation except as specifically provided in the rights, privileges, restrictions and conditions attached to any particular series.

2.4 Restriction on Issue of Additional Shares

No Class B Shares or shares of a class ranking prior to or on a parity with the Class B Shares with respect to the payment of dividends or the distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, may be issued if the Corporation is in arrears in the payment of dividends on any outstanding series of Class B Shares without the approval of the holders of the Class B Shares given by a resolution passed by a majority of the holders of the Class B Shares.

2.5 No Right to Vote

Except as hereinafter referred to, subject to the provisions of the Act or in accordance with any voting rights which may from time to time be attached to any series of Class B Shares, the holders of Class B Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation; provided that the holders of Class B Shares as a class shall be entitled to notice of meetings of shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale, lease or exchange of all or substantial all the property of the Corporation other than in the ordinary course of business of the Corporation.

2.6 Amendments to the Rights, Privileges, Restrictions and Conditions

The rights, privileges, restrictions and conditions attaching to the Class B Shares as a class may be added to, removed or changed but only with the approval of the holders of the Class B Shares given in accordance with the requirements of the Act.

2.7 Priority between each series of Class B Shares

Where Class B Shares are issued in more than one series with identical preferred, deferred or other special rights, privileges, restrictions, conditions and designations attached thereto, all such series of Class B Shares shall rank *pari passu* and participate equally and proportionately without discrimination or preference as if all such series of Class B Shares had been issued simultaneously and all such series of Class B Shares may be designated as one series.

ARTICLE 3
CLASS B PREFERRED SERIES 1 SHARES

In addition to the rights, privileges, restrictions and conditions attaching to the Class B Shares as a class, the rights, privileges, restrictions and conditions attaching to the Class B Preferred Series 1 shares as a series are as follows:

3.1 Conversion

(a) Not later than one business day following determination that the Corporation has received an aggregate of $20,000,000 USD derived from the sale of sublicenses of the RTN Stealth System under the exclusive perpetual master license agreement entered into between the Corporation and Market Guidance Systems Inc. ("**MGS**") dated January 12, 2010 after deducting any and all third party fees, costs, and commission due and payable with respect to the sale of each sublicense (the "**Conversion Event**") the Corporation shall advise its transfer agent, MGS and the holders of the Class B Preferred Series 1 shares that the Conversion Event has occurred (the "**Conversion Event Notice**").

(b) Following the annual general and special meeting of shareholders held on March 30, 2011, notwithstanding that a Conversion Event has not yet occurred, a Conversion Event Notice shall be issued to the Corporation's transfer agent, MGS and the holders of the Class B Preferred Series 1 shares and the Corporation shall proceed as though a Conversion Event has occurred.

(c) Following the Conversion Event Notice a holder of Class B Preferred Series 1 shares shall be entitled at his or her option at any time, and from time to time, for no additional consideration, to have all or any of the Class B Preferred Series 1 shares registered in the name of such holder on the books of the Corporation converted into fully paid and non-assessable common shares of the Corporation on the basis of ten (10) common shares for each one (1) Class B Preferred Series 1 share held (the "**Conversion Ratio**"), subject to any adjustment as provided for in this Article 3.

(d) The conversion right provided for herein may be exercised by a holder of Class B Preferred Series 1 shares by delivering to the transfer agent of the Corporation, or such other party as specified in the Conversion Event Notice, the certificate(s) representing the Class B Preferred Series 1 shares in respect of which the holder thereof desires to exercise such right of conversion.

(e) The conversion shall be deemed to take effect upon the date on which the said certificate(s) representing the Class B Preferred Series 1 shares to be converted are surrendered to the transfer agent of the Corporation, or such other party as specified in the Conversion Event Notice, unless such date be a Saturday, Sunday or statutory holiday, in which event it shall take effect on the next business day (the "**Conversion Date**"), and as of the close of business on the Conversion Date such holder of Class B Preferred Series 1 shares shall be deemed to have become

a holder of common shares of record for all purposes notwithstanding any delay in the delivery of the certificate(s) representing the common shares into which such Class B Preferred Series 1 shares have been converted.

(f) As promptly as practicable after the receipt of share certificates representing the outstanding Class B Preferred Series 1 shares, and in any event not later than five (5) business days thereafter, the transfer agent of the Corporation or such other party as specified in the Conversion Event Notice, shall cancel the surrendered share certificates representing the Class B Preferred Series 1 shares, and issue and deliver or cause to be delivered, at the expense of the Corporation, one or more certificate(s) representing the common shares issuable upon conversion of the Class B Preferred Series 1 shares in the name of and to the holder of such Class B Preferred Series 1 shares so converted or, subject to compliance with any applicable law relating to the collection of taxes, in the name of and to such other person as such holder may direct in writing satisfactory to the transfer agent of the Corporation in form and execution.

(g) All common shares resulting from any conversion provided for herein shall be duly authorized and validly issued as fully paid and non-assessable.

(h) On the Conversion Date, all rights with respect to the Class B Preferred Series 1 shares so converted shall terminate, except for any of the rights of the holder thereof, upon surrender of the holder's certificate or certificates therefore, to receive certificates for the number of common shares into which such Class B Preferred Series 1 shares are then entitled to be converted.

(i) Prior to the close of business on the Conversion Date with respect to any Class B Preferred Series 1 shares, common shares issuable upon conversion thereof shall not be deemed outstanding for any purpose, and the holder of such Class B Preferred Series 1 shares shall have no rights with respect to the common shares issuable upon conversion by virtue of holding such Class B Preferred Series 1 shares.

(j) In the event that a holder shall not by written notice designate the name in which the common shares to be issued upon conversion of the Class B Preferred Series 1 shares should be registered or the manner in which the shares should be delivered, the Corporation shall be entitled to register and deliver such shares in the name of the holder and in the manner shown on the records of the Corporation.

3.2 Redemption

(a) At any time after 30 days following the delivery of the Conversion Event Notice by the Corporation to the holders of the Class B Preferred Series 1 shares, and in the event that any holder of Class B Preferred Series 1 shares has not exercised his or her conversion right within 30 days following the delivery of the Conversion Event Notice, the Corporation shall have the right to redeem and

convert any or all of the outstanding Class B Preferred Series 1 shares into fully paid common shares of the Corporation (the "**Redemption Right**").

(b) The Corporation may exercise its Redemption Right by providing notice in writing to each of the holders of such outstanding Class B Preferred Series 1 shares of the intention of the Corporation to redeem and convert the same, and that the consideration for the redemption of the outstanding Class B Preferred Series 1 shares shall be the common shares and any anti-dilution shares to be issued upon the exercise of the Redemption Right in accordance with this Article 3 as if such holder had voluntarily requested conversion (the "**Redemption Notice**"), such Redemption Notice to be accompanied by a letter of transmittal under which the holders of Class B Preferred Series 1 shares may surrender their certificate(s) representing the Class B Preferred Series 1 shares in exchange for the certificate(s) representing the relevant number of common shares.

(c) Effective as of the date the Redemption Notice and letter of transmittal are sent to holders of the Class B Preferred Series 1 shares (the "**Redemption Date**"), the Class B Preferred Series 1 shares shall be converted into that number of fully paid and non-assessable common shares equal to the number of outstanding Class B Preferred Series 1 shares multiplied by the Conversion Ratio.

(d) The Corporation shall as soon as practicable after receipt of a duly completed and executed letter of transmittal and a certificate representing the Class B Preferred Series 1 shares to be converted issue and deliver to the surrendering holder of Class B Preferred Series 1 shares that has delivered such letter and certificate, at the address specified in the Redemption Notice and letter of transmittal, a certificate representing the number of common shares into which the Class B Preferred Series 1 shares represented by the surrendered certificate were converted, registered as specified in the completed letter of transmittal. The holders of Class B Preferred Series 1 shares shall be treated for all purposes as the registered holder of such number of common shares on and from the Redemption Date.

(e) The Corporation shall at all times reserve and keep available out of its authorized but unissued common shares a sufficient number to effect the conversion of all outstanding Class B Preferred Series 1 shares and take any corporate action which is or may be necessary in order to enable and effect the full conversion thereof in accordance with the provisions hereof.

3.3 Adjustment

(a) "**Excluded Securities**" means any and all common shares or securities which are convertible into common shares (excluding the Class B Preferred Series 1 shares) in the capital of the Corporation in an amount which in the aggregate (after giving fully diluted effect to any such conversion) does not exceed the issuance of 100,000,000 new common shares in the capital of the Corporation.

(b) If any Class B Preferred Series 1 shares are outstanding, other than the Excluded Securities, for a period of one year after the Conversion Event Notice or the exercise of the Redemption Right, the Corporation shall not without the prior written consent of MGS issue or sell any common shares or securities which are convertible into common shares in the capital of the Corporation.

(c) In the event that the Corporation issues more than the amount of Excluded Securities, an adjustment is provided (the "**Adjustment**") whereby upon the Conversion or the exercise of Redemption rights with respect to the Class B Preferred Series 1 shares, the Corporation shall on a pro rata basis among the holders of Class B Preferred Series 1 shares issue one additional common share for each one common share issued or issuable over and above the amount of Excluded Securities (the "**Anti-Dilution Shares**").

11. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L'émission, le transfert ou la propriété d'actions est/n'est pas restreint. Les restrictions, s'il y a lieu, sont les suivantes :

None.

12. Other provisions, (if any):
Autres dispositions s'il y a lieu :

None.

13. The corporation has complied with subsection 180(3) of the *Business Corporations Act.*
La société s'est conformée au paragraphe 180(3) de la Loi sur les sociétés par actions.

14. The continuation of the corporation under the laws of the Province of Ontario has been properly authorized under the laws of the jurisdiction in which the corporation was incorporated/amalgamated or previously continued on
Le maintien de la société en vertu des lois de la province de l'Ontario a été dûment autorisé en vertu des lois de l'autorité législative sous le régime de laquelle la société a été constituée ou fusionnée ou antérieurement maintenue le

2011/03/30

Year, Month, Day
année, mois, jour

15. The corporation is to be continued under the *Business Corporations Act* to the same extent as if it had been incorporated thereunder.
Le maintien de la société en vertu de la Loi sur les sociétés par actions a le même effet que si la société avait été constituée en vertu de cette loi.

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

QUANTITATIVE ALPHA TRADING INC.

Name of Corporation / *Dénomination sociale de la société*

By/Par

Signature / *Signature*

James McGovern

Print name of signatory / *Nom du signataire en lettres moulées*

Director and Chief Executive Officer

Description of Office / *Fonction*

These articles **must** be signed by a director or officer of the corporation (e.g. president, secretary)
Ces statuts doivent être signés par un administrateur ou un dirigeant de la société (p. ex. : président, secrétaire).